Exhibit 99.1

Fortuna reports production of 2.4 million ounces of silver and 13,497 ounces of gold for the second quarter of 2019

Vancouver, July 15, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report production results for the second quarter of 2019 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 2.4 million ounces of silver and 13,497 ounces of gold plus base metal by-products. Silver and gold production for the first six months totaled 4.6 million ounces and 26,811 ounces respectively; being 5 percent above and 1 percent below the Company’s mid-year projection respectively. Fortuna is on schedule to produce 8.2 - 9.0 million ounces of silver and 49 - 54 thousand ounces of gold or 11.7 - 12.9 million Ag Eq1 ounces in 2019 in accordance with our annual production guidance (refer to Fortuna news release dated January 17, 2019).

Second Quarter Production Highlights

▪	Silver production of 2,387,225 ounces; 3 percent increase over Q2 2018
▪	Gold production of 13,497 ounces; 7 percent decrease over Q2 2018
▪	Lead production of 6,975,426 pounds; 3 percent decrease over Q2 2018
▪	Zinc production of 11,173,027 pounds; 2 percent decrease over Q2 2018
▪	Cash cost[2] for San Jose is US$68.6/t, within 2019 annual cost guidance of between $63.5 - $70.1/t
▪	Cash cost[2] for Caylloma is US$86.7/t, within 2019 annual cost guidance of between $80.0 - $88.4/t

Consolidated Operating Highlights

	Second Quarter 2019			Second Quarter 2018
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	133,548	271,016		134,123	263,383
Average tpd milled	1,501	3,045		1,507	2,987
Silver[3]
Grade (g/t)	64	273		65	268
Recovery (%)	83.86	90.76		84.84	91.67
Production (oz)	230,000	2,157,225	2,387,225	237,303	2,084,013	2,321,315

	Second Quarter 2019			Second Quarter 2018
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.20	1.68		0.17	1.86
Recovery (%)	34.33	90.23		17.91	91.54
Production (oz)	293	13,204	13,497	134	14,422	14,557
Lead
Grade (%)	2.61			2.65
Recovery (%)	90.88			91.63
Production (lbs)	6,975,426		6,975,426	7,186,541		7,186,541
Zinc
Grade (%)	4.22			4.27
Recovery (%)	89.89			90.57
Production (lbs)	11,173,027		11,173,027	11,436,243		11,436,243

Notes:

1. Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1

2. Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation

3. Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

4. Totals may not add due to rounding

San Jose Mine, Mexico

The San Jose Mine produced 2,157,225 ounces of silver and 13,204 ounces of gold in the second quarter of 2019, 7 percent above and 4 percent below budget respectively. Average head grades for silver and gold were 273 g/t and 1.68 g/t, 7 percent above and 3 percent below budget respectively. Silver and gold production for the first six months of 2019 totaled 4.2 million ounces and 25,945 ounces respectively; being 5 percent above and 4 percent below the mine’s mid-year projection.

Caylloma Mine, Peru

The Caylloma Mine produced 230,000 ounces of silver in the second quarter of 2019, 1 percent above budget. Average silver head grade of 64 g/t, 1 percent above budget. Silver production for the first six months of 2019 totaled 463,836 ounces; 1 percent above the mine’s mid-year projection.

Lead and zinc production for the second quarter of 2019 was 6,975,426 pounds and 11,173,027 pounds respectively, in line with budget and 6 percent above budget respectively. Average head grades for lead and zinc were 2.61% and 4.22%, in line with budget and 7 percent above budget respectively. Base metals production for the first six months of 2019 totaled 14,147,628 pounds of lead and 22,468,271 pounds of zinc; being 1 percent below and 8 percent above the mine’s mid-year projection.

Qualified Person

Amri Sinuhaji, Technical Services Director – Mine Planning, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.